Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR CASH

BY

CUMULUS MEDIA INC.

OF UP TO $25,000,000 OF ITS CLASS A COMMON STOCK

AT A PURCHASE PRICE NOT GREATER THAN $16.50 PER SHARE

AND NOT LESS THAN $14.50 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON JUNE 3, 2022, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

May 6, 2022

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by Cumulus Media Inc., a Delaware corporation (the “Company”), to act as the Dealer Manager in connection with the Company’s offer to purchase for cash up to $25,000,000 of shares of Class A common stock, par value $0.0000001 per share, of the Company (each, a “Share” and collectively, the “Shares”), at a per Share price not greater than $16.50 and not less than $14.50, to the tendering shareholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 6, 2022 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”). Please furnish copies of the enclosed materials to your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase;
2.	Letter of Transmittal (including Form W-9), for your use in accepting the Offer and tendering Shares of your clients;
3.

Letter to Clients, for you to send to your clients for whose account you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.

Notice of Guaranteed Delivery, to be used to accept the Offer in the event (1) the procedures for book-entry transfer described in Section 3 of the Offer to Purchase cannot be completed before the Expiration Date or (2) time will not permit all required documents to reach Continental Stock Transfer & Trust Company, as the Depositary (the “Depositary”) before the Expiration Date; and

5.	Return envelope addressed to the Depositary.

The Company’s Board of Directors has approved our making the Offer. However, none of the Company, its Board of Directors, the Dealer Manager, the Depositary or the Information Agent makes any recommendation as to whether you should tender or refrain from tendering your Shares or as to the price or prices at which you should tender your Shares. Stockholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and at what price or prices. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s purpose for making the Offer.

Certain conditions to the Offer are described in Section 7 of the Offer to Purchase. All tenders must be in proper form as described in Section 3 of the Offer to Purchase to be valid.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on June 3, 2022, unless the Offer is extended or terminated.

Under no circumstances will interest be paid on the purchase price of the Shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such Shares.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than fees to the Dealer Manager, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, the Company will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer (see Section 5 of the Offer to Purchase).

As withholding agent for your clients, you are instructed to withhold on the gross proceeds of the Offer paid to your clients that are non-U.S. persons (as determined for U.S. federal income tax purposes) as if all such gross proceeds are dividends for U.S. federal income tax purposes, in accordance with appropriate, accepted procedures. The determination of whether any portion of the gross proceeds paid to a beneficial holder is treated as a dividend for U.S. federal income tax purposes depends on the individual circumstances of the beneficial holder, which neither we nor you know. This withholding is disclosed in the Offer to Purchase.

In addition, you are instructed to backup withhold on the gross proceeds of the Offer paid to your clients that do not submit the Form W-9, Form W-8BEN, Form W-8BEN-E or other appropriate Form W-8 , as applicable, in accordance with appropriate, accepted procedures (unless any such client otherwise establishes an exemption from backup withholding). This withholding is disclosed in the Offer to Purchase.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone numbers and address shown on the back cover of the Offer to Purchase.

Very truly yours,

MORGAN STANLEY & CO. LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.